Exhibit 3.45

TEMPT, LLC
AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) is made and effective as of February 1, 2010, by HGI Company, LLC, a Wisconsin limited liability company (the “Member”), for the purposes of providing the capitalization, operations, rights, obligations and restrictions of Tempt, LLC, a Wisconsin limited liability company (the “Company”), as set forth in this Agreement with the force of an operating agreement as provided for in the Wisconsin Limited Liability Company Act (the “Act”).

R E C I T A L S:

A.                                    The Member desires to amend and restate in its entirety the existing operating agreement of the Company to reflect the current ownership and provide for the management of the Company.

B.                                    The Company and the Member intend for the Company to be treated as a disregarded entity for federal income tax purposes pursuant to Treas. Reg. § 301.7701-2.

NOW THEREFORE, in consideration of the foregoing, the Company shall be managed and operated pursuant to this Agreement as follows:

ARTICLE I

GENERAL PROVISIONS

1.1.                            Formation; Name.  The Company was formed as a limited liability company pursuant to the Act on September 10, 2008 upon the filing of the Company’s Articles of Organization (the “Articles”) with the Wisconsin Department of Financial Institutions, which filing constituted notice that the Company is a limited liability company. The Company’s name at the time of its formation was “HGI Graphics, LLC.” The current name of the Company is “Tempt, LLC.”

1.2.                            Purpose.  The purpose of the Company shall be any purpose allowed under applicable law.

1.3.                            Registered and Principal Offices.  The registered office of the Company shall be 700 Blackhawk Drive, P. O. Box 9, Burlington, WI 53105-8964. The registered agent of the Company shall be Craig C. Faust. The principal office of the Company shall be located at 700 Blackhawk Drive, P. O. Box 9, Burlington, WI 53105-8964. The Member may establish additional offices or may relocate the principal or registered offices.

1.4.                            Term.  The Company’s term officially began on September 10, 2008, formalized by the filing of the Articles with the Wisconsin Department of Financial Institutions, and shall continue until terminated by operation of law or by some provision of this Agreement.

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1.5.                            No Tax or State Law Partnership.  The Member intends that the Company not be operated or treated as a “partnership” (including, without limitation, a limited partnership or joint venture) for any purpose, including, but not limited to, federal and state income tax purposes and Section 303 of the Federal Bankruptcy Code, and this Agreement shall not be construed to suggest otherwise.

ARTICLE II

MEMBERS

2.1.                            Members.  The name and business address of, and the number of Units (as defined below) owned by, each member of the Company is set forth on Exhibit A hereto.

2.2.                            Admission of Additional Members.  Additional members may be admitted to the Company by written consent action of the Member.

ARTICLE III

UNITS; CAPITAL CONTRIBUTIONS

3.1.                            Units.  Ownership interests in the equity of the Company shall be represented by units (each, a “Unit”). Each Unit shall have identical preferences, limitations, voting and other relative rights.

3.2.                            Additional Capital Contributions.  The Member may make additional capital contributions to the Company. Except to the extent of the Member’s initial capital contribution, the Member shall not be required to make any additional capital contributions. Capital contributions of additional members shall be made for such consideration established by the Member.

ARTICLE IV

DISTRIBUTIONS

4.1.                            Distributions; Limitations.  At the times and in the form determined by the Member, the Company shall make distributions to the Member with respect to the Units owned by the Member. Distributions may be made only to the extent permitted by the Act and consistent with the Company’s obligations to its creditors as determined by the Member.

ARTICLE V

MANAGEMENT OF COMPANY; LIMITATION OF LIABILITY

5.1.                            Management.  The business and affairs of the Company shall be managed by the Member. Except as provided by the Act, the Member shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company’s business, including, but not limited to, directing the activities of any Officers (as defined below) or employees of the Company and appointing and removing persons from positions as Officers of the Company. Unless authorized to do so by this Agreement, or by the Member, no attorney-in-fact, employee, or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit, or to render it liable pecuniarily for any purpose.

5.2.                            No Exclusive Duty to Company.  The Member shall not be required to manage the Company as the Member’s sole and exclusive function, and the Member may have other business interests and may engage in other activities in addition to those relating to the Company. The Company shall not have any right, by virtue of this Agreement, to share or participate in such other investments or activities of the Member or to the income or proceeds derived therefrom. The Member shall incur no liability to the Company as a result of engaging in any other business or venture.

5.3.                            Delegation of Authority.  The Member may, from time to time, delegate to one or more individuals (each such individual, an “Officer”) such authority and duties as the Member may deem advisable to carry out the day-to-day business of the Company and may enter into contracts with such Officers for such purpose. In addition, the Member may, from time to time, assign titles (including, chief executive officer, president, vice president, secretary, and treasurer) to any such Officers selected by the Member. Unless the Member specifies otherwise, if the title is one commonly used for officers of a business corporation, then the assignment of such title shall constitute the delegation of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made pursuant to this Section 5.3. Any number of titles may be held by the same individual. A delegation of authority pursuant to this Section 5.3, or the assignment of a title pursuant to this Section 5.3, shall not, of itself, create any contract rights. Any delegation pursuant to this Section 5.3 may be revoked at any time by the Member.

5.4.                            Limitations on Management Authority. Notwithstanding any other provision of this Agreement, no Officer, attorney-in-fact, employee or agent of the Company shall have authority to take any of the following actions for or on behalf of the Company without obtaining the prior written consent or approval of the Member:

(a)                                 (i)  Dissolve or liquidate, in whole or in part, or institute proceedings to be adjudicated bankrupt or insolvent, (ii) consent to the institution of bankruptcy or insolvency proceedings against it, (iii) file a petition seeking or consent to reorganization or relief under any applicable federal or state law relating to bankruptcy, (iv) consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or a substantial part of its property, (v) make a general assignment for the benefit of creditors; (vi) admit in writing its inability to pay its debts generally as they become due, (vii) take any Company action in furtherance of the actions set forth in clauses (i) through (vi) of this paragraph, or (viii) in its capacity as shareholder, certificate holder, partner, member or other equity owner, cause or consent to the taking of any of the actions set forth in clauses (i) through (vii) of this paragraph by any affiliate;

(b)                                 Merge or consolidate with any other corporation, company or entity, or sell, lease or otherwise transfer all or substantially all of its assets to, or acquire all or substantially all of the assets or capital stock or other ownership interests of, any other corporation, company or entity.

5.5.                            Execution of Documents.  The Member or the authorized Officers of the Company may execute documents or instruments on behalf of the Company, including, but not limited to, agreements, contracts, checks, drafts, mortgages, leases, deeds and bills of sale. This Section 5.5 relates only to the execution of documents or instruments on behalf of the Company. Any approval required for such documents or instruments, or the transactions contemplated therein, shall be governed by other sections of this Agreement.

5.6.                            Indemnity of the Member and Officers.  The Company shall, to the maximum extent permitted or required by law, indemnify, defend and hold harmless the Member or any Officer (an “Actor”), to the extent of the Company’s assets, for, from and against any liability, damage, cost, expense, loss, claim or judgment incurred by the Actor arising out of any claim based upon acts performed or omitted to be performed by the Company, the Member, any Officer or any of its or their respective employees or agents in connection with the business of the Company acting in capacity as the Member or an Officer, employee or agent of the Company, including, without limitation, attorneys’ fees and costs incurred by the Actor in settlement or defense of such claims. Notwithstanding the foregoing, no Actor shall be so indemnified, defended, or held harmless for claims based upon its acts or omissions in the breach of this Agreement or which constitute: (a) a willful failure to deal fairly with the Company or its Member in connection with a matter in which the Actor has a material conflict of interest; (b) a violation of a criminal law (unless the Actor had reasonable cause to believe that the conduct was lawful or no reasonable cause to believe that the conduct was unlawful); (c) a transaction from which the Actor derived an improper personal profit; or (d) willful misconduct.  Amounts incurred by an Actor in connection with any action or suit arising out of or in connection with Company affairs shall be reimbursed by the Company if such action or suit arises in a matter for which indemnification is available under this Section 5.6 (provided that the Company shall in all events advance expenses of defense, but only if the Actor undertakes in writing to repay the advanced funds to the Company if the Actor is finally determined by a court of competent jurisdiction not to be entitled to indemnification pursuant to the provisions of this Section 5.6).

ARTICLE VI

MISCELLANEOUS

6.1.                            Termination of Prior Agreement.  This Agreement amends and restates in its entirety the HGI Graphics, LLC (n/k/a Tempt, LLC) Limited Liability Company Agreement dated September 23, 2008 (the “Prior Agreement”). Upon the Member’s execution of this Agreement, the Prior Agreement shall terminate and the management and operation of the Company shall be governed exclusively by this Agreement, the Articles and the Act.

6.2.                            Amendments to Agreement. The Member reserves the right to amend, alter, change or repeal any provision contained in this Agreement in any manner now or hereafter provided herein or by the Act; and all rights, preferences, and privileges conferred by the Articles upon the Member or any other person are granted subject to such right.

6.3.                            Binding Provisions.  This Agreement shall be binding on and inure to the benefit of the successors and assigns of the parties to this Agreement.

6.4.                            Applicable Law.  This Agreement shall be governed by, and construed in accordance with, the internal laws of the state of Wisconsin without regard to its choice of law provisions.

6.5.                            Separability of Provisions.  Each provision of this Agreement shall be considered separable, and if for any reason any provision or provisions are determined to be invalid and contrary to any existing or future law, the invalidity shall not impair the operation of those provisions of this Agreement that are valid.

6.6.                            Headings.  Article and section headings used in this Agreement are for descriptive purposes only and shall not control or alter the meaning of this Agreement as set forth in the text.

6.7.                            Third-Party Beneficiaries.  This Agreement shall inure solely to the benefit of the parties to this Agreement. No provision of this Agreement is specifically enforceable, and no provision of this Agreement shall be construed to create any third-party beneficiaries, including, without limitation, creditors of the Company and transferees of interests in the Company. Notwithstanding the foregoing, Officers of the Company shall be considered third party beneficiaries to this Agreement to the extent of the indemnification rights provided to Officers of the Company under Section 5.6.

IN WITNESS WHEREOF, the Member has executed this Agreement effective as of February 1, 2010.

HGI COMPANY, LLC

By:	/s/ Craig C. Faust
Craig C. Faust
Manager

Exhibit A

MEMBERS

MEMBER	UNITS

HGI Company, LLC 700 Blackhawk Drive P.O. Box 9 Burlington, WI 53105-8964	2,800.00 Preferred Units 583.34 Class A Units 700.00 Class B Units

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